

September 18, 2014

Via E-mail
Mr. Peter B. Delaney
President and Chief Executive Officer
OGE Energy, Inc.
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

     Re: **OGE Energy, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2013
             Filed February 25, 2014
             File No. 001-12579

Dear Mr. Delaney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 39

Operating Results by Business Segment, page 42

1. In light of your disclosure in note 14 to the financial statements that in reviewing segment operating results, you focus on operating income and equity in earnings of unconsolidated affiliates as the measure of segment profit and loss, please help us understand why the discussion of segment results in MD&A, particularly for OGE Holdings, is not focused on these measures. In this regard, we note that aggregate operating income and equity in earnings of unconsolidated affiliates for OGE Holdings for fiscal year 2013 is $135.1 million as compared to $185.6 million and $175.1 million

in fiscal years 2012 and 2011, respectively. We believe the reasons for the year over year decrease in profitability based on these segment measures should be discussed. Moreover, to the extent you continue to disclose net income by segment, please provide a reconciliation of total segment net income to consolidated net income.

OGE Holdings (Natural Gas Midstream Operations), page 48

Year Ended December 31, 2013 as Compared to Year Ended December 31, 2012

2. Please supplement your discussion of the comparative results of operations for the four months ended April 30, 2013 and 2012 and the eight months ended December 31, 2013 and 2012 with a discussion of the comparative results of operations for the entire fiscal year ended December 31, 2013 as compared to the fiscal year ended December 31, 2012. To the extent that individual line items materially changed due to the deconsolidation of Enogex LLC, your discussion should explain and where possible quantify the effect of that change. You should also explain other reasons for changes between the periods. Please refer to Item 303 of Regulation S-K and to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations available on our website at http://www.sec.gov/rules/interp/33-8350.htm,

Item 8. Financial Statements and Supplementary Data, page 68

Notes to Consolidated Financial Statements, page 75

General

3. Please tell us your consideration of the applicability of the disclosure requirements in Rule 4-08(e)(1) and (3) of Regulation S-X.

Note 1. Summary of Significant Accounting Policies, page 75

4. We note that you are no longer providing disclosures regarding revenue recognition policies for your former Enogex business. We acknowledge that this business was deconsolidated effective May 1, 2013 upon its contribution to Enable; however, we also note that revenues attributable to these operations accounted for 21%, 42% and 43.5% of your consolidated revenues in your 2013, 2012 and 2011 fiscal years, respectively. Thus it appears that some disclosure may continue to be appropriate. Please advise as to why you believe disclosure is not required or revise your disclosure accordingly.

Note 3. Investment in Unconsolidated Affiliates and Related Party Transactions, page 87

5. Please tell us your consideration of disclosing the difference between the amount at which the investment in Enable is carried and the amount of the underlying equity in net assets of Enable. Please refer to ASC 323-10-50-3.a.3.

Note 15. Commitments and Contingencies, page 118

Federal Clean Air Act New Source Review Litigation, page 121

6. Please refer to ASC 450-20-50-4 and tell us how you have complied with the requirement to disclose an estimate of the reasonably possible loss or range of loss in excess of any amount accrued related to the Federal Clean Air Act New Source Review Litigation. In addition, we note your summary disclosure under the caption *Other* on page 122 that "except as otherwise stated" in numerous other sections of the 10-K, the Company believes that any reasonably possible losses in excess of accrued amounts arising out of pending or threatened lawsuits or claims would not have a material adverse effect on your consolidated financial position, results of operations or cash flows. Please tell us your consideration of revising this disclosure to provide summary disclosure of the aggregate amount of reasonably possible loss in excess of accrued amounts for all loss contingencies, rather than excluding certain matters from the disclosure. Your current disclosure implies that you have provided disclosure regarding other matters, elsewhere in the document, where there are material reasonably possible losses in excess of accrued amounts. However, when we review the referenced sections of your document, we do not see explicit disclosure to this effect.

Item 9A. Controls and Procedures, page 127

7. Please explain to us the purpose of the following disclosure, including what it is intended to convey to your investors: "The Company has an investment in an unconsolidated affiliate…As the Company does not control this affiliate, its disclosure controls and procedures with respect to such affiliate is more limited than those the Company maintains with respect to its consolidated subsidiaries." Please note that it is generally not appropriate to limit or caveat your disclosure regarding management's assessment of the effectiveness of disclosure controls and procedures as it relates to accounting for equity method investments and tell us your consideration of revising your disclosure accordingly. In this regard, we acknowledge that controls over the recording of transactions into the investee's accounts are not part of your internal control structure or disclosure controls and procedures; however, you must have controls over the disclosure and recording of amounts related to your investment that are recorded in the consolidated financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief